                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 1

                     Jeremy's Microbatch Ice Creams, Inc.
                     ------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $0.01
                        ------------------------------
                        (Title of Class of Securities)

                                  645 113 100
                                --------------
                                (CUSIP Number)

                         Bluestem Capital Company, LLC
                        122 S. Phillips Ave. Suite 300
                             Sioux Falls, SD 57104
                                (605)  331-0091
                        ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 28, 2003
                               -----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.  645 113 100

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bluestem Capital Partners II Limited Partnership
        46-0446837
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [_]
                                                               (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA (South Dakota)
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7    SOLE VOTING POWER

        0
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8    SHARED VOTING POWER

        0
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9    SOLE DISPOSITIVE POWER

        0
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10   SHARED DISPOSITIVE POWER

        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
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CUSIP No.  645 113 100

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14   TYPE OF REPORTING PERSON*

        PN
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ITEM 4.  PURPOSE OF TRANSACTION

Bluestem Capital Partners II Limited Partnership no longer has any affiliation with, or beneficial interest in, the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  There are presently 3,200,000 shares of Jeremy's Microbatch Ice Creams,
Inc. common stock issued and outstanding.  Bluestem Capital Partners II Limited
Partnership has disposed of its entire interest in such securities.

(c)  On February 28, 2003, Bluestem Capital Partners II Limited Partnership
disposed of 1,759,882 shares, representing its entire holdings in the Issuer, for aggregate consideration of $2,500, in a private transaction.

(e)  Bluestem Capital Partners II Limited Partnership ceased to be the beneficial owner of 5% or more of the common stock of the Issuer on February
28, 2003.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Bluestem Capital Partners II, L.P.

                                  /S/ SANDY HORST
                                  -----------------------------------------
                                  Title CFO OF THE GENERAL PARTNER
                                        --------------------------
                                  Dated 3/7/03
                                        ------

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).